Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Yi Xi Xin, Inc.:

We consent to the inclusion in the foregoing Form S-1 of Yi Xi Xin, Inc. (the “Company”) of our report dated April 17, 2017 relating to our audit of the balance sheet Yi Xi Xin, Inc. (the "Company”) as of January 31, 2017 and the related statement of operations, changes in stockholders’ equity and cash flows for the period from November 22, 2016 (Inception) through January 31, 2017.

The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had no revenues and income since inception. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the prospectus.

/s/ Anton and Chia, LLP

Newport Beach, California

April 17, 2017